EXHIBIT 9

Chunghwa Telecom

April 10, 2012

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Mar 2012

1)                                     Sales volume (NT$ Thousand)

Period	Items	2012	2011	Changes	%

Mar	Invoice amount	15,462,568	16,156,920	(-)694,352	(-)4.30%

Jan-Mar	Invoice amount	50,891,029	45,191,286	(+)5,699,743	(+)12.61%

Mar	Net sales	15,416,933	15,342,942	(+)73,991	(+)0.48%

Jan-Mar	Net sales	47,744,257	47,584,160	(+)160,097	(+) 0.34%

b                                         Trading purpose : None